NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the Common Stock of Winc, Inc. (the "Company") from listing and registration on the Exchange at the opening of business on January 3, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 1003(c)(iii) of the NYSE American Company Guide. On November 30, 2022, the Company, together with its subsidiaries, announced it had filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Company was notified by phone and by letter on December 5, 2022, of the Exchange's intention to initiate delisting proceedings. Further, on December 5, 2022, a press release announcing the initiation of delisting proceedings and the suspension of trading in the Common Stock was issued and posted on the Exchange's website. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.